SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 30, 2022

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.
Date: May 30, 2022

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial &
Corporate Development Officer
Shaw Communications Inc.

MEDIA RELEASE

Rogers, Shaw and the Commissioner of Competition Reach

Agreement to Resolve the Interim

Injunction Application

Process for Full Divestiture of Shaw’s Wireless Business is also Advancing

TORONTO and CALGARY, May 30, 2022 – The Commissioner of Competition’s application to seek an interim injunction has been resolved on the basis that Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) have agreed to not proceed with closing their proposed merger (the “Transaction”) until either a negotiated settlement is agreed with the Commissioner or the Competition Tribunal (the “Tribunal”) has ruled on the matter. As a result, there is no need for the Tribunal to hear the Commissioner’s application for an interim injunction.

As previously announced, Rogers and Shaw are engaged in a process to fully divest Shaw’s wireless business as part of their proposed merger. Today’s agreement with the Commissioner allows the parties to focus on addressing the Commissioner’s concerns with the Transaction in order to reach a settlement.

Rogers and Shaw strongly believe the Transaction is in the best interests of Canadian consumers, businesses and the Canadian economy, and that a settlement is the best path forward in ensuring that the benefits of the Transaction are fully and expeditiously realized.

If a Tribunal hearing is ultimately required to address the Commissioner’s application to prevent the Transaction, Rogers and Shaw intend to oppose it. An expedited schedule of that application is expected to be set soon.

Benefits of the Transaction

Bringing together Rogers and Shaw will give the combined company the capabilities necessary to invest in digital infrastructure, create jobs, drive innovation, increase choice, and bridge the digital divide. In addition, the Transaction will foster greater competition by creating Canada’s most robust wholly-owned national network, and generating more choice for businesses and consumers so they may realize the full economic and social benefits of next generation networks.

Benefits of the Transaction include:

•	Investing $2.5 billion to build 5G networks across Western Canada over the next five years;

•	Establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and Indigenous communities across Western Canada;

•	An additional $3 billion to support further network, services, and technology investments;

•	Creating up to 3,000 net new jobs in Western Canada; and

•

Extending Rogers Connected for Success program across Western Canada to bring the first of its kind low-cost broadband program nationally to help seniors and low-income Canadians in every community where the combined company offers Internet services.

The Transaction has already been approved by the shareholders of Shaw and the Court of Queen’s Bench of Alberta, and the Canadian Radio-television and Telecommunications Commission (CRTC) has approved Rogers’ acquisition of Shaw’s broadcasting services, subject to conditions and safeguards designed to ensure that the Transaction benefits Canadians. The Transaction remains subject to the approval of the Ministry of Innovation, Science and Economic Development and other customary closing conditions.

Caution Regarding Forward Looking Statements

This news release includes “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements about the parties engaging with the Commissioner to address its concerns with the Transaction, the impact such engagement may have on the likelihood of a hearing to consider the Commissioner’s application, Rogers’ and Shaw’s intention to oppose the Commissioner’s application, the potential timing and anticipated receipt of required regulatory approvals for the Transaction or any related divestitures, the ability of the parties to satisfy the conditions to the closing of the Transaction (including any related divestiture), the anticipated timing for closing of the Transaction and any related divestitures, the proposed full divestiture of Shaw’s wireless business and the anticipated benefits and effects of the Transaction, including the timing thereof. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such risks, uncertainties and other factors include, among others, the possibility that the Transaction, or divestitures made in connection with the Transaction, will not be completed in the expected timeframe or at all; the failure to obtain any necessary regulatory approvals, including the approval of the Minister of Innovation, Science and Economic Development and any regulatory approval required in connection with any divestiture, in the expected timeframe or at all; the possibility that the parties will not be able to agree on the terms of a negotiated settlement with the Commissioner; pending or potential litigation associated with the Transaction, including any hearing or proceeding by or involving regulatory authorities, including the above-noted application by the Commissioner; the failure to realize the anticipated benefits of the Transaction in the expected timeframe or at all; and general economic, business and political conditions. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. A comprehensive discussion of other risks that impact Rogers and Shaw can also be found in their public reports and filings which are available under their respective profiles at www.sedar.com and www.sec.gov.

Forward-looking information is provided herein for the purpose of giving information about the proposed Transaction, its expected timing and its anticipated benefits, proposed divestitures in connection with the Transaction, as well as pending litigation related to the Transaction. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the proposed Transaction is subject to certain closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals (including the approval of the Minister of Innovation, Science and Economic Development). There can be no assurance that such regulatory approvals will be obtained or that the Transaction will occur, or that it will occur on the terms and conditions previously announced. The Transaction could be modified, restructured or terminated. Similarly, there can be no assurance that Rogers and Shaw, will be successful in reaching a negotiated settlement with the Commissioner, or in any hearing or proceeding related to the Transaction. There can also be no assurance that the outside date of the Transaction will be further extended by the parties. There can be no assurance that any divestiture proposed in connection with the Transaction will be acceptable to regulatory authorities and, if applicable, will be completed in order to permit the Transaction to be consummated. Finally, there can be no assurance that the combined company will achieve the anticipated benefits of the Transaction in the expected timeframe or at all.

All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Rogers and Shaw are under no obligation (and Rogers and Shaw expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

About Shaw Communications Inc.

Shaw is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

For more information:

Rogers Communications media contact

1-844-226-1338

media@rci.rogers.com

Rogers Communications investment community contact

Paul Carpino

647-435-6470

paul.carpino@rci.rogers.com

Shaw Communications Inc. contact

Chethan Lakshman, VP, External Affairs

403-930-8448

chethan.lakshman@sjrb.ca

Shaw Communications investment community contact

investor.relations@sjrb.ca